FARALLON RESOURCES LTD.
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone No.: (604) 684-6365 Fax No.: (604) 684-8092

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual and extraordinary general meeting (the “Meeting”) of Shareholders of Farallon Resources Ltd. (the “Company”) will be held at 1020 - 800 West Pender Street, Vancouver, British Columbia, on December 14, 2006 at 2:00 p.m., local time, for the following purposes:

A.	Annual General Meeting Matters

1.	To receive the report of the directors of the Company, the consolidated financial statements of the Company for its fiscal year ended June 30, 2006 and the report of the auditor thereon.

2.	To elect directors of the Company for the ensuing year.

3.	To appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration.

B.	Extraordinary General Meeting Matters

1.	To consider and if thought fit, approve the continuation of the Company’s 10% Rolling Share Option Plan.

2.	To consider and if thought fit, approve to permit the exercise of 11,044,417 conditional share purchase warrants.

3.	To consider and if thought fit, approve to increase the Company’s outstanding common share capitalization up to 200 million common shares pursuant to the financing proposal.

C.	General Matters

1.	To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

A shareholder who plans to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that such shareholder’s shares will be voted at the Meeting.

Dated at Vancouver, British Columbia, November 17, 2006.

BY ORDER OF THE BOARD

J. Richard H. Whittington
President and Chief Executive Officer